

June 8, 2023

Thomas Kelly
Chief Financial Officer
Monster Beverage Corp
1 Monster Way
Corona, California 92879

>   **Re: Monster Beverage Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 1, 2023**
>   **File No. 001-18761**

Dear Thomas Kelly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Inflation, page 58

1. You disclose here, and in your quarterly filing, that inflation has negatively impacted your results of operations, leading to increased cost of sales and operating expenses. In future filings, please quantify and disclose the impact of the inflationary pressures you are experiencing on cost of sales, gross margins and operating expenses. For example, based on the material decline in gross profit as a percentage of net sales from 56.1% for the year ended December 31, 2021 to 50.3% for the year ended December 31, 2022, specifically quantify the impacts of increased freight rates and fuel costs, including costs relating to the importation of aluminum cans, increased ingredient and other input costs, including secondary packaging materials, increased aluminum can costs attributable to higher aluminum commodity pricing, increased co-packing fees, production inefficiencies, and geographical sales mix.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing